Exhibit 99.80

July 17, 2017

Lithium Americas Closes US$113 Million Strategic Financing with Bangchak Corporation

Vancouver, Canada: Lithium Americas Corp. (“Lithium Americas” or the “Company”) (TSX: LAC) (OTCQX: LACDF) is pleased to announce that it has closed the investment agreement (the “Investment Agreement”) with BCP Innovation Pte Ltd., a wholly-owned subsidiary of Bangchak Corporation Public Company Ltd. (“Bangchak”). Pursuant to the Investment Agreement, Bangchak has agreed to provide Lithium Americas with an aggregate of US$113 million in financing primarily to fund a portion of the Company’s share of construction costs for the Cauchari-Olaroz lithium project (“Cauchari-Olaroz”) in Jujuy Province, Argentina.

Tom Hodgson, Lithium Americas’ CEO, commented: “We are very pleased to complete this important financing with Bangchak and to welcome Bangchak’s CEO, Chaiwat Kovavisarach, onto the Lithium Americas’ Board of Directors. Together with the recent Ganfeng investment, Lithium Americas has raised US$285 million in debt and equity and is in a strong financial position to fund our remaining share of Cauchari-Olaroz’ capital costs alongside our joint venture partner, SQM. With development now well underway, we remain on track to reach production by 2019 with the objective of becoming the next low-cost lithium producer from brine.”

As announced on January 19, 2017, the Investment Agreement comprises a private placement equity financing, a debt facility and an offtake agreement.

Under the terms of the private placement, Lithium Americas has issued 50,000,000 common shares to Bangchak at a price of C$0.85 per common share for gross proceeds of C$42.5 million (US$33 million). Combined with the 20,300,000 common shares previously owned, Bangchak holds 70,300,000 common shares of the Company or approximately 16.4% of the Company’s issued and outstanding common shares.

Pursuant to the debt facility, Bangchak has agreed to loan Lithium Americas US$80 million to fund a portion of the Company’s share of Cauchari-Olaroz’ construction costs. The debt facility has a six-year term, carries an 8.0% interest rate for the first three years, 8.5% in year four, 9.0% in year five and 9.5% in year six on the principal amount drawn. Lithium Americas has agreed to grant to Bangchak a security interest in its corporate assets, other than its stake in Cauchari-Olaroz, as a condition to first draw-down on the debt facility and in addition to other customary conditions.

As consideration for providing the debt facility, Bangchak has an offtake contract to purchase 20% of Lithium Americas’ share of the first stage of production (“Stage 1”) from Cauchari-Olaroz for a period of 20 years following the commencement of commercial production at market prices. Stage 1 of Cauchari-Olaroz is expected to produce 25,000 tonnes per annum of battery-grade lithium carbonate for a period of 40 years.

Pursuant to the transaction, the parties executed an Investor Rights Agreement in which a nominee of Bangchak is entitled to be appointed to the Board of Directors. In accordance with that right, the Company has appointed to the Board of Directors, Chaiwat Kovavisarach, the CEO of Bangchak.

About Bangchak

Bangchak is a global emerging leader in the green energy industry. The company’s core business – petroleum refining—spans procurement of crude oil from domestic and overseas sources and refining it into various standard products. The company’s strategy is to grow its green energy business, including solar power and biofuel production and distribution, and create value for investors in a manner that enhances national energy security and promotes social and environmental stewardship.

Bangchak is headquartered in Bangkok and is publicly listed on the Thailand Stock Exchange (ticker: BCP) with a current equity market capitalization of approximately 45 billion THB (US$ 1.3 billion).

About Lithium Americas

Lithium Americas, together with SQM, is developing Cauchari-Olaroz, located in Jujuy, Argentina, through its 50% interest in Minera Exar. In addition, Lithium Americas owns 100% of the Lithium Nevada project (formerly Kings Valley project), and RheoMinerals Inc., a supplier of rheology modifiers for oil-based drilling fluids, coatings, and specialty chemicals.

For further information contact:

Lithium Americas Corp.

Investor Relations

Suite 1100 – 355 Burrard Street

Vancouver, BC, V6C 2G8

Telephone: 778-656-5820

Email: ir@lithiumamericas.com

Website: www.lithiumamericas.com

Forward-looking statements

Statements in this release that are forward-looking information are subject to various risks and uncertainties concerning the specific factors disclosed here and elsewhere in the Company’s periodic filings with Canadian securities regulators. Forward-looking information in this news release includes the date upon which the credit agreement becomes effective, which occurs concurrent with first draw-down. When used in this document, the words such as “intent”, “target”, “expect”, “estimated” and “scheduled” and similar expressions represent forward-looking information. Information provided in this document is necessarily summarized and may not contain all available material information.

All such forward-looking information and statements are based on certain assumptions and analyses made by Lithium Americas management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances, including in the case of the credit agreements with Ganfeng and Bangchak, the implementation of the agreed security interest structure and satisfaction of other customary conditions to first draw-down. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks Factors” in the Lithium Americas’ most recently filed MD&A, Annual Information Form and other continuous disclosure filings. The Company does not intend, and expressly disclaims any obligation to, update or revise the forward-looking information contained in this news release, except as required by law. Readers are cautioned not to place undue reliance on forward-looking information or statements.